Barclays PLC 6-K

Exhibit 99.1

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays PLC

USD 2,500,000,000 4.610% Fixed-to-Floating Rate Senior Notes due 2023

(ISIN: US06738EBE41, CUSIP: 06738E BE4, Common Code: 191016831)*

USD 750,000,000 Floating Rate Senior Notes due 2023

(ISIN: US06738EBF16, CUSIP: 06738E BF1, Common Code: 191020910)*

This notice (the “Notice of Redemption”) is in relation to Barclays PLC’s (the “Company”) USD 2,500,000,000 4.610% Fixed-to-Floating Rate Senior Notes due 2023 (the “Fixed Rate Notes”) and USD 750,000,000 Floating Rate Senior Notes due 2023 (the “Floating Rate Notes”, and together with the Fixed Rate Notes, the “Notes”).

The Notes were issued pursuant to the Senior Debt Securities Indenture (the “Base Indenture”) dated January 17, 2018 between the Company and The Bank of New York Mellon as Trustee (the “Trustee”), as supplemented by the Third Supplemental Indenture dated November 15, 2018 between the Company, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch (the “Senior Debt Security Registrar”) and (in the case of the Fixed Rate Notes only) the Fourth Supplemental Indenture dated April 2, 2019 between the Company, the Trustee and the Senior Debt Security Registrar. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Base Indenture.

The Company hereby notifies the Holders that it elects to redeem and will redeem the Notes pursuant to Section 11.02 of the Base Indenture. Accordingly, the Company has requested that the Trustee provide the Notice of Redemption to all Holders of the Notes.

The outstanding Notes will be redeemed on February 15, 2022 (the “Redemption Date”) at an amount equal to 100% of their principal amount, together with any accrued but unpaid interest from, and including, August 15, 2021 (in the case of the Fixed Rate Notes) and November 15, 2021 (in the case of the Floating Rate Notes) to, but excluding, the Redemption Date (the “Redemption Price”). Accordingly, the listing of the Notes on the New York Stock Exchange will be cancelled on, or shortly after, February 15, 2022.

The location where Holders may surrender the Notes and obtain payment of the Redemption Price is The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom, Attn: Corporate Trust Administration, Email: corpsov1@bnymellon.com, Fax: +44 (0) 20 7964 2536.

On the Redemption Date, the Redemption Price will become due and payable and interest on the Notes will cease to accrue. Before the Redemption Date, the Company will irrevocably deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the total Redemption Price of each of the Notes. When the Company makes such a deposit, all rights of Holders of the Notes will cease, except the Holders’ rights to receive the Redemption Price, but without interest, and the Notes will no longer be outstanding.

Should any Holder of the Notes have any queries in relation to this Notice of Redemption please contact:

Barclays Treasury
Barclays PLC
1 Churchill Place

London E14 5HP

United Kingdom

+44 20 7116 1000

Barclays PLC

January 13, 2022

*This CUSIP number has been assigned to this issue by a third-party, and is included solely for the convenience of the Holders of the Notes. Neither Barclays PLC nor the Trustee shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the Notes or as indicated in any redemption notice.